Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES
ELECTION OF DIRECTORS

MONTREAL, Quebec, Canada, May 10, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that the nominees listed in the management information circular for the 2013 Annual Meeting of Shareholders were elected as directors of Richmont. Detailed results of the vote for the election of directors that was held at the Corporation’s Annual Meeting on May 9, 2013 in Montreal are presented below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
H. Greg Chamandy	8,322,370	59.14%	5,749,672	40.86%
Paul Carmel	13,564,558	96.39%	507,484	3.61%
Réjean Houle	11,150,218	79.24%	2,921,823	20.76%
Ebe Scherkus	13,552,111	96.31%	519,930	3.69%
Sam Minzberg	11,065,825	78.64%	3,006,216	21.36%
Elaine Ellingham	13,540,005	96.22%	532,036	3.78%
Michael Pesner	11,094,902	78.84%	2,977,140	21.16%

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec and is advancing two gold projects, the W Zone project and the Monique Gold project. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

For more information, please contact:

Investor Relations:	Media:
Jennifer Aitken	Francis Beauvais
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101	Phone: 819 797-2465
E-mail: jaitken@richmont-mines.com	E-mail: fbeauvais@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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